SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. )*

Emulex Corporation
(Name of Issuer)

Common stock, $0.10 par value
(Title of Class of Securities)

292475209
(CUSIP Number)

Stephen M. Schultz, Esq..
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

1,764,077

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,764,077

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,764,077

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,275,923

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,275,923

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,275,923

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,275,923

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,275,923

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,275,923

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14.	TYPE OF REPORTING PERSON

CO

Item 1.	Security and Issuer.

                      This statement relates to the shares of Common Stock, $.10 par value (the “Common Stock”), of Emulex Corporation (the “Issuer”).  The Issuer's principal executive office is located at 3333 Susan Street, Costa Mesa, California 92626.

Item 2.	Identity and Background.

(a)-(c)           This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, “Elliott” or “we”), Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International”), and Elliott International Capital Advisors Inc., a Delaware corporation (“EICA” and collectively with Elliott and Elliott International, the “Reporting Persons”).  Paul E. Singer (“Singer”), Elliott Capital Advisors, L.P., a Delaware limited partnership (“Capital Advisors”), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company (“Special GP”), which is controlled by Singer, are the general partners of Elliott.  Hambledon, Inc., a Cayman Islands corporation (“Hambledon”), which is also controlled by Singer, is the sole general partner of Elliott International.  EICA is the investment manager for Elliott International.  EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

                      ELLIOTT

                      The business address of Elliott is 40 West 57th Street, New York, New York 10019.

                      The principal business of Elliott is to purchase, sell, trade and invest in securities.

                     SINGER

                     Singer's business address is 40 West 57th Street, New York, New York 10019.

                     Singer’s principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

                     CAPITAL ADVISORS

                     The business address of Capital Advisors is 40 West 57th Street, New York, New York 10019.

                     The principal business of Capital Advisors is the furnishing of investment advisory services.  Capital Advisors also serves as a managing member of Special GP.

                     The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

                      The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA

                     ELLIOTT SPECIAL GP, LLC

                     The business address of Special GP is 40 West 57th Street, New York, New York 10019.

                     The principal business of Special GP is serving as a general partner of Elliott.

                     The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

                   ELLIOTT INTERNATIONAL

                   The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

                   The principal business of Elliott International is to purchase, sell, trade and invest in securities.

                   The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

                   HAMBLEDON

                   The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

                    EICA

                    The business address of EICA is 40 West 57th Street New York, New York 10019.

                    The principal business of EICA is to act as investment manager for Elliott International.

                    The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

                    (d) and (e) During the last five years, none of the persons or entities listed above   has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                     (f)           Mr. Singer is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Elliott Working Capital	$11,942,504

Elliott International Working Capital	$22,175,890

Item 4.	Purpose of Transaction.

                     The Reporting Persons purchased the securities of the Issuer reported herein based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to (i) increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) enter into transactions that increase or hedge their economic exposure to the securities of the Issuer without affecting their beneficial ownership of the Common Stock.

                     On November 11, 2013, the Reporting Persons entered into a letter agreement with the Issuer (the “Letter Agreement”).  Among other things, the Letter Agreement contains certain standstill provisions (the “Standstill Provisions”) that apply to the Reporting Persons and certain of their affiliates and representatives acting on their behalf that expire upon the earliest of (i) the first anniversary of the date of the Letter Agreement, (ii) the date that is 10 business days prior to the last date pursuant to which stockholder nominations for director elections are permitted with respect to the next election of directors of the Issuer, and (iii) the occurrence of a Specified Event (as defined in the Letter Agreement).

                     The foregoing description of the terms and conditions of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

                   No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time, subject to the Standstill Provisions, express their views to and/or meet with management, the Board of Directors of the Issuer, other shareholders or third parties, including, potential acquirers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities.  Subject to the Standstill Provisions, the Reporting Persons may take positions or make proposals with respect to potential changes in the operations, management, the certificate of incorporation and bylaws, Board of Directors composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer as a means of enhancing shareholder value or may change their intention with respect to any and all matters referred to in Item 4.  Subject to the Standstill Provisions, such proposals or positions may include one or more plans that relate to or would result in any of the actions required to be reported herein.

ITEM 5.	Interest in Securities of the Issuer.

                   (a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 80,633,099 shares of Common Stock outstanding as of April 24, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2014.

                   As of the close of business on May 8, 2014, Elliott, Elliott International and EICA collectively beneficially owned an aggregate of 5,040,000 shares of Common Stock, constituting approximately 6.3% of all of the outstanding shares of Common Stock.

                    As of the close of business on May 8, 2014, Elliott owned directly 1,764,077 shares of Common Stock, constituting approximately 2.2% of the shares of Common Stock outstanding.

                   As of the close of business on May 8, 2014, Elliott International owned directly 3,275,923 shares of Common Stock, constituting approximately 4.1% of the shares of Common Stock outstanding.  EICA, as the investment manager of Elliott International may be deemed to beneficially own the 3,275,923 shares of Common Stock owned directly by Elliott International, constituting approximately 4.1% of the shares of Common Stock outstanding.

                   (b)           Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.

                  Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

                  (c)           The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.

                  (d)           No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

                 No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

                  (e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Reference is made to the Letter Agreement defined and described in Item 4 above, which is attached as Exhibit 99.1hereto and is incorporated herein by reference.

                  Except as described herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

                 Exhibit 99.1                     Settlement Agreement, by and between Emulex Corporation and Elliott Associates, L.P., dated November 11, 2013 (incorporated herein by reference to Exhibit 10.1 of Emulex Corporation’s Current Report on Form 8-K filed November 12, 2013) (File No. 001-31353).

                  Exhibit 99.2                      Joint Filing Agreement

                  Schedule 1                      Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	May 9, 2014

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

EXHIBIT 99.2

JOINT FILING AGREEMENT

                     The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Emulex Corporation dated May 9, 2014 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:	May 9, 2014

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected

During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. during the past 60 days:

Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share
02-May-2014	Common Stock	454.000000	4.556500
02-May-2014	Common Stock	(52,500.000000)	4.779800
01-May-2014	Common Stock	(17,600.000000)	5.032200
01-May-2014	Common Stock	700.000000	5.750000
01-May-2014	Common Stock	(65,063.000000)	5.023600
30-Apr-2014	Common Stock	(70,052.000000)	7.136900
30-Apr-2014	Common Stock	(1,988.000000)	7.176100
29-Apr-2014	Common Stock	(70,000.000000)	7.300000
29-Apr-2014	Common Stock	(23,697.000000)	7.255800
28-Apr-2014	Common Stock	(56,631.000000)	7.250700
24-Apr-2014	Common Stock	(17,454.000000)	7.510800
24-Apr-2014	Common Stock	(8,750.000000)	7.500000
22-Apr-2014	Common Stock	(5,845.000000)	7.582500
02-Apr-2014	Common Stock	(8,750.000000)	7.615200
13-Mar-2014	Common Stock	(4,900.000000)	7.449600
02-May-2014	Common Stock	454.000000	4.779800
02-May-2014	Common Stock	(52,500.000000)	5.032200
01-May-2014	Common Stock	(17,600.000000)	5.750000
01-May-2014	Common Stock	700.000000	5.023600
01-May-2014	Common Stock	(65,063.000000)	7.136900

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. during the past 60 days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share
02-May-2014	Common Stock	(97,500.000000)	4.779800
02-May-2014	Common Stock	842.000000	4.556500
01-May-2014	Common Stock	(32,685.000000)	5.032200
01-May-2014	Common Stock	1,300.000000	5.750000
01-May-2014	Common Stock	(120,831.000000)	5.023600
30-Apr-2014	Common Stock	(3,692.000000)	7.176100
30-Apr-2014	Common Stock	(130,097.000000)	7.136900
29-Apr-2014	Common Stock	(130,000.000000)	7.300000
29-Apr-2014	Common Stock	(44,010.000000)	7.255800
28-Apr-2014	Common Stock	(105,172.000000)	7.250700
24-Apr-2014	Common Stock	(32,416.000000)	7.510800
24-Apr-2014	Common Stock	(16,250.000000)	7.500000
22-Apr-2014	Common Stock	(10,855.000000)	7.582500
02-Apr-2014	Common Stock	(16,250.000000)	7.615200
13-Mar-2014	Common Stock	(9,100.000000)	7.449600

All of the above transactions were effected on the open market.